Filed Pursuant to Rule 497(e)
File Nos. 333-195493; 811-22961

MERLYN.AI BEST-OF-BREED CORE MOMENTUM ETF
AND
MERLYN.AI SECTORSURFER MOMENTUM ETF,
each a series of Alpha Architect ETF Trust
(each a "Fund" and together, the "Funds")

January 28, 2021

Supplement to the
Prospectus dated December 30, 2020

Rebalance Postponement & Ad Hoc Rebalance Risk

 The Prospectus is hereby supplemented with the following additional risk disclosure to be added under the heading "ADDITIONAL INFORMATION ABOUT THE FUNDS' RISKS."

Rebalance Postponement & Ad Hoc Rebalance Risk. Unusual market conditions may cause the Index Provider to postpone a scheduled rebalance for one or both Indices, which could cause those Indices to vary from their normal or expected composition. The postponement of a scheduled rebalance in a time of market volatility could mean that constituents that would otherwise be removed at rebalance due to changes in market capitalizations, issuer credit ratings, or other reasons may remain, causing the performance and constituents of each impacted Index to vary from those expected under normal conditions. Apart from scheduled rebalances, the Index Provider or its agents may carry out additional ad hoc rebalances to an Index due to reaching certain weighting constraints, unusual market conditions or in order, for example, to correct an error in the selection of index constituents. When an Index is rebalanced and the corresponding Fund in turn rebalances its portfolio to attempt to increase the correlation between the Fund's portfolio and its Index, any transaction costs and market exposure arising from such portfolio rebalancing will be borne directly by the Fund and its shareholders. Therefore, errors and additional ad hoc rebalances carried out by the Index Provider or its agents to an Index may increase the costs to and the tracking error risk of the corresponding Fund.

Please retain this Supplement with your Prospectus.